15 June 2017

ASX ANNOUNCEMENT

Company Update

Mission NewEnergy Limited (ASX: MBT) (“Mission” of the “Company”) announces today that the acquisition of AUS Group as announced on 5 December 2016 has been delayed. Mission shall provide further updates as and when a definitive timeline is known to the Company.

Mission would also like to advise the reduction to its Board of Directors and Advisor in line with the current limited operations of the company, wherein the following Directors have retired:

●
Datuk Mohamed Zain bin Mohamed Yusuf (Chairman)
●
Admiral (Ret) Tan Sri Dato’ Seri Mohd Anwar bin Haji Mohd Nor
●
Mohd Azlan Bin Mohammed.

In addition, MBT’s Advisor to the Board, Mohamed Nizam Abdul Razak has also retired.

As from the date of the resignations Dato’ Nathan Mahalingam shall become Company Executive Chairman. The Company would like to sincerely thank the Directors and the Board Advisor for their exceptional service, commitment and professionalism to the Company. The Company wishes them well in all their future endeavours.

 Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Phone: +61 8 6313 3975
Email: james@missionnewenergy.com